Exhibit 99.1

Zepp Health Corporation Reports Second Quarter 2021 Unaudited Financial Results

BEIJING, August 19, 2021 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today reported revenue of RMB1.8 billion (US$284.2 million), an increase of 61.4% from the same period last year; GAAP diluted net income per share of RMB0.35 (US$0.05); and GAAP diluted net income per ADS of RMB1.41 (US$0.22) for the second quarter ended June 30, 2021. Each ADS represents four (4) Class A ordinary shares.

“We were pleased to top the high end of our guidance range for the second quarter, which included an 81% increase in our own Amazfit and Zepp branded product revenue and a 53% increase in revenue from products designed and built for Xiaomi,” said Wang Huang, Chairman and CEO of Zepp Health. “Unit shipment volume for our own branded products grew 114% year-over-year in the second quarter, demonstrating continued expansion of our brands globally. Despite the drag of the pandemic on the industry, first half revenue from our own Amazfit and Zepp branded products increased 83% year-over-year, and in June, we were acknowledged by IDC that our Amazfit and Zepp smartwatch products have become one of the top four global adult smartwatch brands in its 2021Q1 report. Our confidence in the second half of 2021 is strengthend by the Company’s announcements at our mid-July developers conference of our third generation proprietary smart watch chip, the Huangshan 2s; a new watch OS for third-party apps; and blood pressure monitoring algorithm on our watches; which will give our products new features and functionalities that will appeal to many consumers.”

Added Chief Financial Officer, Leon Deng, “Second quarter results reflected strong growth of the Company’s own branded products, different timing this year for launch of Xiaomi’s new Mi Band product, easing of Covid restrictions in some geographies during the quarter, and continued expense control, all driving revenue growth and profitability.”

Second Quarter 2021 Financial Summary

	For the Three Months Ended		For the Six Months Ended
GAAP in millions, except for percentages and per share/ADS amounts	June 30, 2021	June 30, 2020 [1]	June 30, 2021	June 30, 2020[1]
Revenue RMB	1,835.1	1,137.3	2,982.4	2,225.7
Revenue USD	284.2	161.0	461.9	315.0
Gross Margin	22.0%	22.3%	22.2%	22.4%
Net income attributable to Zepp Health Corporation RMB	92.6	13.3	52.1	32.5
Adjusted net income attributable to Zepp Health Corporation RMB [2]	132.5	19.1	103.4	44.7
Diluted net income per share RMB	0.35	0.05	0.20	0.13
Diluted net income per ADS USD	0.22	0.03	0.12	0.07
Adjusted diluted net income per share RMB [3]	0.50	0.07	0.39	0.17
Adjusted diluted net income per ADS USD	0.31	0.04	0.24	0.10
Units Shipped	11.5	8.9	17.8	16.5

1 The USD numbers in 2020 are referenced with the prior 6-K disclosures.

2 Adjusted net income attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses. See "Reconciliation of GAAP and Non-GAAP Results" at the end of this press release.

3 Adjusted diluted net income is the abbreviation of Adjusted net income attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted basic and diluted net income per ADS attributable to Zepp Health Corporation.

Second Quarter 2021 Financial Results

Revenue

Total units shipped in the second quarter of 2021 increased by 29.2% year-over-year to 11.5 million, compared with 8.9 million in the second quarter of 2020. This was driven by a 114.3% increase in unit shipments of Amazfit and Zepp-branded products and a 22.0% increase in unit shippments of Xiaomi wearable products.

Revenues for the second quarter of 2021 reached RMB1.8 billion (US$284.2 million), an increase of 61.4% from the second quarter of 2020. In the second quarter of 2021, revenue from both Xiaomi wearable products and from self-branded products increased compared with the same period in 2020, primarily driven by the launch of Mi Band 6 and sales of the Company’s popular premium GT series, basic Bip and Pop models and rugged T-Rex.

Both sequential and year-over-year quarterly revenue changes can be affected by fluctuations in seasonal purchase patterns as well as by timing of new product introductions. The Company launched Mi Band 6 in the April of 2021 and Mi Band 5 in June of 2020.

Impact of COVID-19 on Our Business

The global impact of the COVID-19 pandemic continued in the second quarter 2021, although abating in varying degrees in different markets as vaccinations became more widely available and some restrictions were lifted. However, given the current state of the COVID-19 virus mutation at the time of this release, the Company cannot predict the potential, if any, future negative impact on market conditions or the Company’s operations.

Gross Margin

Gross margin in the second quarter of 2021 was 22.0%, compared with 22.3% in the same period of 2020. The gross margins on self-branded products are generally higher than Xiaomi wearable products. In line with previous Mi Band product launches, the newly introduced Mi Band 6 in this quarter accounted for a larger increase in Xiaomi unit volume shipped in the quarter. Gross margin and gross profit are affected by product mix as different products have different margin contributions. These changes can also be influenced by the stage of the product in its lifecycle, product iterations and new product introductions.

Research & Development

Research and development expense in the second quarter of 2021 was RMB160.3 million, increasing 36.8% year-over year, and comprising 8.7% of revenue, versus 10.3% in the same period last year. The increase was primarily driven by increased investment in R&D talents associated with developing new core proprietary technologies and new products.

Sales & Marketing

Sales and Marketing expense in the second quarter of 2021 was RMB104.7 million, increasing 46.7% year-over-year, and comprising 5.7% of revenue, compared with 6.3% of revenue in the same period in 2020. The increase was driven by higher salary and wages costs for marketing and sales personnel as well as advertising and promotional expenses to expand product recognition globally.

General & Administrative

General and Administrative expense was RMB66.4 million in the second quarter of 2021, increasing 19.9% year-over-year, and comprising 3.6% of revenue, compared with 4.9% in the same period in 2020. The increase was mainly attributable to higher personel compensation costs for retaining current employees to support company’s long-term growth together.

Operating Expenses and Net Income

Total Operating Expense for the second quarter of 2021 was RMB331.4 million, an increase of RMB87.5 million from the same period in 2020, comprising 18.1% of revenue, compared with 21.5% in the second quarter of 2020.

Beginning in the third quarter of 2020, the Company adopted a balanced approach to expense control while still maintaining an investment priority in new technologies, new product development and global growth capabilities.

The operating expenses increase was mainly attributed to share-base compensation. In the second quarter 2021, the company granted a new batch of restricted shares and options with 4 to 5-year vested period to the employees, causing a RMB34 million increase to total operating expenses, with the aim to motivate its employees to work together toward long-term strategic goal of the Company.

Operating income for the second quarter of 2021 was RMB71.6 million, an increase of 660.8% from RMB9.4 million for the same period in 2020.

Net income attributable to Zepp Health Corporation for the second quarter of 2021 was RMB92.6 million, compared with RMB13.3 million in the second quarter of 2020. The increase was partially attributable to RMB13.5 million investment income and RMB24.8 net income from equity method investments.

Liquidity and Capital Resources

As of June 30, 2021, the Company had cash and cash equivalents of RMB1,392.6 million (US$215.7 million), compared with RMB2,649.2 million as of June 30, 2020, and RMB1,090.5 million as of March 31, 2021.

Outlook

For the third quarter of 2021, the management of the Company currently expects:

-	Net revenues to be between RMB1.6 billion and RMB1.8 billion, compared with RMB2.2 billion in the third quarter of 2020.

This outlook reflects continuing uncertainty pertaining to the potential affects of the COVID-19 pandemic on sales and on electronic component delays, as well as expected sales seasonality of both self-branded and Xiaomi products. It is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, August 19, 2021 (8:00 p.m. Beijing Time on August 19, 2021) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for "Zepp Health Corporation."

Additionally, a live and archived webcast of the conference call will be available at https://ir.zepp.com/investor.

A telephone replay will be available one hour after the call until August 26, 2021 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10159349

About Zepp Health Corporation (NYSE: ZEPP)

Zepp Health changed its name from Huami Corporation (HMI) on February 25, 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. The Company’s mission continues to be connecting health with technology. Since its inception in 2013, Zepp Health has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and data analytics services for population health. Zepp Health is one of the largest global developers of smart wearable health and consumer fitness devices, shipping 46 million units in 2020. Zepp Health Corporation is based in Hefei, China, with U.S. operations, Zepp Health USA, based in Cupertino, Calif..

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted net income per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted net income and adjusted net income attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income and net income attributable to Zepp Health Corporation. We believe that adjusted net income and adjusted net income attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income and adjusted net income attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share and per ADS attributable to Zepp Health Corporation. or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income and adjusted net income attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in RMB. This announcement contains currency conversions of RMB amounts into US$ solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.4566 to US$1.00, the effective noon buying rate for June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2021, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company's self-branded products; the Company's growth strategies; trends and competition in global wearable technology market; changes in the Company's revenues and certain cost or expense accounting policies; governmental policies relating to the Company's industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company's filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

In the United States:

Zepp Health Corporation

Brad Samson

Tel: 1+714-955-3951

Email: brad.samson@zepp-usa.com

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2020	2021
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,273,349	1,392,572	215,682
Restricted cash	2,401	1,418	220
Term deposit	5,000	5,000	774
Accounts receivable	298,038	422,346	65,413
Amounts due from related parties, current	860,213	913,451	141,476
Inventories, net	1,217,537	1,305,510	202,198
Short-term investments	18,430	19,045	2,950
Prepaid expenses and other current assets	152,898	152,801	23,666
Total current assets	4,827,866	4,212,143	652,379

Property, plant and equipment, net	124,619	149,308	23,125
Intangible asset, net	145,213	139,245	21,566
Goodwill	62,515	61,860	9,581
Long-term investments	443,986	1,512,922	234,322
Deferred tax assets	120,190	136,361	21,120
Other non-current assets	28,165	20,094	3,112
Non-current operating lease right-of-use assets	151,165	129,816	20,106
Total assets	5,903,719	6,361,749	985,311

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2020	2021
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,951,335	1,465,456	226,970
Advance from customers	42,502	31,336	4,853
Amount due to related parties, current	11,185	23,028	3,567
Accrued expenses and other current liabilities	252,275	204,221	31,630
Income tax payables	27,706	15,014	2,325
Notes payable	-	4,525	701
Short-term bank borrowings	504,671	687,789	106,525
Total current liabilities	2,789,674	2,431,369	376,571
Deferred tax liabilities	22,374	25,870	4,007
Long-term borrowing	60,000	727,395	112,659
Other non-current liabilities	185,168	240,915	37,313
Non-current operating lease liabilities	116,245	94,698	14,667
Total liabilities	3,173,461	3,520,247	545,217

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2020	2021
	RMB	RMB	US$
Equity
Ordinary shares	157	158	24
Additional paid-in capital	1,552,109	1,613,095	249,837
Accumulated retained earnings	1,133,368	1,185,510	183,612
Accumulated other comprehensive income	44,624	38,712	5,997
Total Zepp Health Corporation shareholders' equity	2,730,258	2,837,475	439,470
Noncontrolling interests	-	4,027	624
Total equity	2,730,258	2,841,502	440,094
Total liabilities and equity	5,903,719	6,361,749	985,311

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2020	2021
	RMB	RMB	US$
Revenues	1,137,274	1,835,141	284,227
Cost of revenues	(883,891)	(1,432,105)	(221,805)
Gross profit	253,383	403,036	62,422
Operating expenses:
Selling and marketing	(71,342)	(104,686)	(16,214)
General and administrative	(55,423)	(66,448)	(10,291)
Research and development	(117,207)	(160,304)	(24,828)
Total operating expenses	243,972	331,438	51,333
Operating income	9,411	71,598	11,089
Other income and expenses:
Investment income	-	13,507	2,092
Interest income	13,667	4,525	701
Interest expense	(8,049)	(10,342)	(1,602)
Other income/(expenses), net	9,186	(216)	(33)
Income before income tax and income from equity method investment	24,215	79,072	12,247
Income tax expenses	(2,486)	(11,607)	(1,798)
Income before (loss)/income from equity method investments	21,729	67,465	10,449
Net (loss)/income from equity method investments	(7,611)	24,836	3,847
Net income	14,118	92,301	14,296
Less: Net income/(loss) attributable to noncontrolling interest	811	(269)	(42)
Net income attributable to Zepp Health Corporation	13,307	92,570	14,338
Net income per share attributable to Zepp Health Corporation
Basic income per ordinary share	0.05	0.37	0.06
Diluted income per ordinary share	0.05	0.35	0.05

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	0.21	1.47	0.23
ADS – diluted	0.21	1.41	0.22

Weighted average number of shares used in computing net income per share
Ordinary share – basic	247,828,507	251,813,617	251,813,617
Ordinary share – diluted	259,364,320	263,499,745	263,499,745

Zepp Health Corporation
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2020	2021
	RMB	RMB	US$
Net income attributable to Zepp Health Corporation	13,307	92,570	14,338
Share-based compensation expenses	5,835	39,922	6,183
Adjusted net income attributable to Zepp Health Corporation [2]	19,142	132,492	20,521

Adjusted net income per share attributable to Zepp Health Corporation
Adjusted basic income per ordinary share	0.08	0.53	0.08
Adjusted diluted income per ordinary share	0.07	0.50	0.08

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	0.31	2.10	0.33
ADS – diluted	0.30	2.01	0.31

Weighted average number of shares used in computing adjusted net income per share
Ordinary share – basic	247,828,507	251,813,617	251,813,617
Ordinary share – diluted	259,364,320	263,499,745	263,499,745

Share-based compensation expenses included are follows:
Cost of revenues	(61)	-	-
Selling and marketing	632	6,860	1,062
General and administrative	3,833	6,003	930
Research and development	1,431	27,059	4,191
Total	5,835	39,922	6,183

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB	US$
Revenues	2,225,735	2,982,404	461,916
Cost of revenues	(1,727,792)	(2,321,163)	(359,502)
Gross profit	497,943	661,241	102,414
Operating expenses:
Selling and marketing	(126,185)	(195,473)	(30,275)
General and administrative	(106,306)	(131,733)	(20,403)
Research and development	(235,543)	(312,634)	(48,421)
Total operating expenses	468,034	639,840	99,099
Operating income	29,909	21,401	3,315
Other income and expenses:
Investment income	-	13,507	2,092
Interest income	21,338	10,253	1,588
Interest expense	(8,773)	(16,990)	(2,631)
Other income, net	755	2,285	354
Gain from fair value change of long-term investment	1,293	-	-
Income before income tax and income from equity method investment	44,522	30,456	4,718
Income tax expenses	(4,519)	(4,009)	(621)
Income before (loss)/income from equity method investments	40,003	26,447	4,097
Net (loss)/income from equity method investments	(7,943)	25,293	3,917
Net income	32,060	51,740	8,014
Less: Net loss attributable to noncontrolling interest	(415)	(403)	(62)
Net income attributable to Zepp Health Corporation	32,475	52,143	8,076
Net income per share attributable to Zepp Health Corporation
Basic income per ordinary share	0.13	0.21	0.03
Diluted income per ordinary share	0.13	0.20	0.03

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	0.52	0.83	0.13
ADS – diluted	0.50	0.79	0.12

Weighted average number of shares used in computing net income per share
Ordinary share – basic	247,742,838	251,306,762	251,306,762
Ordinary share – diluted	259,456,193	263,397,411	263,397,411

Zepp Health Corporation
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB	US$
Net income attributable to Zepp Health Corporation	32,475	52,143	8,076
Share-based compensation expenses	12,213	51,300	7,946
Adjusted net income attributable to Zepp Health Corporation [2]	44,688	103,443	16,022

Adjusted net income per share attributable to Zepp Health Corporation
Adjusted basic income per ordinary share	0.18	0.41	0.06
Adjusted diluted income per ordinary share	0.17	0.39	0.06

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	0.72	1.65	0.26
ADS – diluted	0.69	1.57	0.24

Weighted average number of shares used in computing adjusted net income per share
Ordinary share – basic	247,742,838	251,306,762	251,306,762
Ordinary share – diluted	259,456,193	263,397,411	263,397,411

Share-based compensation expenses included are follows:
Cost of revenues	(54)	-	-
Selling and marketing	1,264	7,020	1,087
General and administrative	7,930	14,221	2,203
Research and development	3,073	30,059	4,656
Total	12,213	51,300	7,946